UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2015

Attached are the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2015, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 8, 2016 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated February 5, 2016, a copy of which was furnished under cover of Form 6-K on February 5, 2016.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President Investor Relations Office

Date: February 8, 2016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2015	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥734,471
Short-term investments	36,342	32,448
Notes and accounts receivable, trade	2,663,012	2,794,775
Allowance for doubtful accounts (Note 8)	(43,230)	(48,456)
Accounts receivable, other	408,051	429,183
Inventories (Note 2)	390,523	485,847
Prepaid expenses and other current assets	434,023	515,293
Deferred income taxes (Note 3)	219,333	221,485

Total current assets	4,957,228	5,165,046

Property, plant and equipment:
Telecommunications equipment	12,592,070	12,240,421
Telecommunications service lines	15,647,879	15,779,920
Buildings and structures	6,107,299	6,162,316
Machinery, vessels and tools	1,995,879	2,043,484
Land	1,299,072	1,289,202
Construction in progress	404,698	401,741

	38,046,897	37,917,084
Accumulated depreciation	(28,245,427)	(28,375,143)

Net property, plant and equipment	9,801,470	9,541,941

Investments and other assets:
Investments in affiliated companies	542,247	519,201
Marketable securities and other investments	515,580	494,257
Goodwill	1,186,161	1,260,318
Software	1,247,956	1,195,746
Other intangible assets	413,552	413,454
Other assets	1,448,296	1,516,881
Deferred income taxes (Note 3)	589,937	642,540

Total investments and other assets	5,943,729	6,042,397

Total assets	¥20,702,427	¥20,749,384

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2015	December 31, 2015
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥233,304
Current portion of long-term debt	370,279	321,763
Accounts payable, trade	1,579,572	1,189,650
Current portion of obligations under capital leases	20,604	18,195
Accrued payroll	429,440	387,043
Accrued taxes on income	124,861	184,196
Accrued consumption tax	148,168	105,614
Advances received	243,263	290,083
Other	475,078	595,738

Total current liabilities	3,721,688	3,325,586

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,788,633
Obligations under capital leases (excluding current portion)	34,382	28,028
Liability for employees’ retirement benefits	1,387,962	1,433,607
Accrued liabilities for point programs	108,099	95,243
Deferred income taxes	196,853	199,916
Other	486,536	480,792

Total long-term liabilities	5,902,657	6,026,219

Redeemable noncontrolling interests (Note 4)	28,272	49,982

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized – 6,192,920,900 shares Issued – 1,136,697,235 shares at March 31, 2015 and 2,096,394,470 shares at December 31, 2015	937,950	937,950
Additional paid-in capital (Note 4)	2,846,723	2,848,148
Retained earnings (Note 4)	5,126,657	4,940,573
Accumulated other comprehensive income (loss) (Note 4)	268,232	178,274
Treasury stock, at cost (Note 4) – 78,097,606 shares at March 31, 2015 and 246,849 shares at December 31, 2015	(497,702)	(840)

Total NTT shareholders’ equity	8,681,860	8,904,105

Noncontrolling interests (Note 4)	2,367,950	2,443,492

Total equity	11,049,810	11,347,597

Contingent liabilities (Note 9)

Total liabilities and equity	¥20,702,427	¥20,749,384

	Yen
	March 31, 2015	December 31, 2015
Per share of common stock*:

NTT shareholders’ equity	¥4,100.63	¥4,247.84

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the year ended March 31, 2015 and the nine months ended December 31, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 4 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen, except per share data
	2014	2015
Operating revenues:
Fixed voice related services	¥1,087,270	¥994,477
Mobile voice related services	660,586	624,583
IP/packet communications services	2,750,096	2,819,532
Sale of telecommunications equipment	794,443	725,765
System integration	1,893,468	2,212,240
Other	996,664	1,118,763

	8,182,527	8,495,360

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	1,736,079	1,733,371
Cost of equipment sold (excluding items shown separately below)	706,803	699,493
Cost of system integration (excluding items shown separately below)	1,323,731	1,577,673
Depreciation and amortization	1,365,268	1,317,130
Impairment loss	1,604	6,001
Selling, general and administrative expenses	2,138,095	2,035,110

	7,271,580	7,368,778

Operating income	910,947	1,126,582

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(33,155)	(32,759)
Interest income	13,821	13,253
Other, net (Note 4)	18,569	14,092

	(765)	(5,414)

Income before income taxes and equity in earnings (losses) of affiliated companies	910,182	1,121,168

Income tax expense (benefit) (Note 4):
Current	298,193	361,071
Deferred (Note 3)	17,544	(44,969)

	315,737	316,102

Income before equity in earnings (losses) of affiliated companies	594,445	805,066
Equity in earnings (losses) of affiliated companies (Note 4)	3,635	6,160

Net income	598,080	811,226

Less – Net income attributable to noncontrolling interests	148,139	207,162

Net income attributable to NTT	¥449,941	¥604,064

Per share of common stock*:
Weighted average number of shares outstanding	2,207,243,808	2,108,972,712
Net income attributable to NTT	¥203.85	¥286.43

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the nine months ended December 31, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 4 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2014	2015
Net income	¥598,080	¥811,226
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	60,413	(21,679)
Unrealized gain (loss) on derivative instruments	(301)	(2,714)
Foreign currency translation adjustments	33,626	(70,289)
Pension liability adjustments	(2,552)	796

Total other comprehensive income (loss)	91,186	(93,886)

Total comprehensive income (loss)	689,266	717,340

Less – Comprehensive income attributable to noncontrolling interests	181,602	193,532

Total comprehensive income (loss) attributable to NTT	¥507,664	¥523,808

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen, except per share data
	2014	2015
Operating revenues:
Fixed voice related services	¥356,893	¥326,908
Mobile voice related services	214,127	216,851
IP/packet communications services	911,726	944,229
Sale of telecommunications equipment	309,118	261,967
System integration	663,850	774,941
Other	353,145	381,506

	2,808,859	2,906,402

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	572,454	584,265
Cost of equipment sold (excluding items shown separately below)	280,122	268,380
Cost of system integration (excluding items shown separately below)	458,389	543,197
Depreciation and amortization	454,164	445,491
Impairment loss	1,394	2,370
Selling, general and administrative expenses	722,313	669,581

	2,488,836	2,513,284

Operating income	320,023	393,118

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,569)	(10,695)
Interest income	4,695	4,516
Other, net (Note 4)	3,876	16,810

	(1,998)	10,631

Income before income taxes and equity in earnings (losses) of affiliated companies	318,025	403,749

Income tax expense (benefit) (Note 4):
Current	104,222	121,805
Deferred (Note 3)	3,018	(33,008)

	107,240	88,797

Income before equity in earnings (losses) of affiliated companies	210,785	314,952
Equity in earnings (losses) of affiliated companies (Note 4)	1,177	(1,352)

Net income	211,962	313,600

Less – Net income attributable to noncontrolling interests	52,353	86,855

Net income attributable to NTT	¥159,609	¥226,745

Per share of common stock*:
Weighted average number of shares outstanding	2,182,969,862	2,096,267,098
Net income attributable to NTT	¥73.12	¥108.17

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the three months ended December 31, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 4 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2014	2015
Net income	¥211,962	¥313,600
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	50,947	2,477
Unrealized gain (loss) on derivative instruments	(12)	(1,865)
Foreign currency translation adjustments	68,741	(38,129)
Pension liability adjustments	(1,457)	(311)

Total other comprehensive income (loss)	118,219	(37,828)

Total comprehensive income (loss)	330,181	275,772

Less – Comprehensive income attributable to noncontrolling interests	84,768	80,919

Total comprehensive income (loss) attributable to NTT	¥245,413	¥194,853

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2014	2015
Cash flows from operating activities:
Net income	¥598,080	¥811,226
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	1,365,268	1,317,130
Impairment loss	1,604	6,001
Deferred taxes	17,544	(44,969)
Losses on disposals of property, plant and equipment	63,765	51,667
Equity in (earnings) losses of affiliated companies	(3,635)	(6,160)
(Increase) decrease in notes and accounts receivable, trade	(179,956)	(124,105)
(Increase) decrease in inventories	(54,726)	(109,244)
(Increase) decrease in other current assets	(138,769)	(82,661)
Increase (decrease) in accounts payable, trade and accrued payroll	(210,285)	(272,498)
Increase (decrease) in accrued consumption tax	92,034	(42,449)
Increase (decrease) in advances received	(18,128)	46,444
Increase (decrease) in accrued taxes on income	(180,154)	59,632
Increase (decrease) in other current liabilities	28,246	41,649
Increase (decrease) in liability for employees’ retirement benefits	37,028	45,775
Increase (decrease) in other long-term liabilities	18,490	(13,680)
Other	(36,677)	(11,697)

Net cash provided by operating activities	1,399,729	1,672,061

Cash flows from investing activities:
Payments for property, plant and equipment	(1,108,674)	(935,828)
Payments for intangibles	(260,862)	(267,884)
Proceeds from sales of property, plant and equipment	19,097	37,295
Payments for purchases of non-current investments	(18,824)	(41,404)
Proceeds from sales and redemptions of non-current investments	17,897	46,312
Acquisitions of subsidiaries, net of cash acquired	(21,949)	(119,632)
Payments for purchases of short-term investments	(55,937)	(18,380)
Proceeds from redemptions of short-term investments	38,802	17,542
Other	(62,580)	(51,453)

Net cash used in investing activities	¥(1,453,030)	¥(1,333,432)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2014	2015
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥457,143	¥365,932
Payments for settlement of long-term debt	(334,309)	(371,625)
Proceeds from issuance of short-term debt	4,646,133	3,512,490
Payments for settlement of short-term debt	(4,167,653)	(3,609,513)
Dividends paid (Note 4)	(199,769)	(200,182)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(256,797)	(93,871)
Acquisition of shares of subsidiaries from noncontrolling interests	(70,798)	(7,710)
Other	(101,947)	(49,313)

Net cash used in financing activities	(27,997)	(453,792)

Effect of exchange rate changes on cash and cash equivalents	2,631	(1,568)

Net increase (decrease) in cash and cash equivalents	(78,667)	(116,731)
Cash and cash equivalents at beginning of period	984,463	849,174
Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	2,028

Cash and cash equivalents at end of period	¥905,796	¥734,471

Cash paid during the period for:
Interest	¥32,446	¥32,592
Income taxes, net	¥532,984	¥270,332

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2015, the consolidated statements of income and the consolidated statements of comprehensive income for the three and nine months ended December 31, 2014 and 2015 and consolidated statements of cash flows for the nine months ended December 31, 2014 and 2015 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the nine months ended December 31, 2014 or the year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(2) Change in Goodwill Impairment Testing Date

For the three months ended September 30, 2015, NTT changed the goodwill impairment testing date for certain of NTT’s consolidated subsidiaries from September 30 to October 31. NTT concludes this change in accounting policy is preferable, as it more closely aligns the goodwill impairment testing date with NTT’s strategic planning processes and promotes more effective goodwill impairment testing results. The change in testing date does not delay, accelerate or avoid any potential goodwill impairment loss for the consolidated fiscal year ending March 31, 2016. NTT also performed annual goodwill impairment tests on September 30, 2015 prior to the change in the testing date, and on October 31, 2015 following the change, in respect of the fiscal year ending March 31, 2016. NTT concluded that NTT’s goodwill was not impaired as of either reference date.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2014 and 2015, there is no difference between basic EPS and diluted EPS.

In addition, NTT carried out a two-for-one stock split on July 1, 2015. The adjusted figures reflecting the impact of the stock split are included in NTT’s EPS figures for the nine and three months ended December 31, 2014 and 2015.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and nine months ended December 31, 2015.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers –

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers : Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

2. Inventories:

Inventories at March 31 and December 31, 2015 comprised the following:

	Millions of yen
	March 31, 2015	December 31, 2015

Telecommunications equipment to be sold and materials	¥181,258	¥204,499
Projects in progress	103,351	174,480
Supplies	105,914	106,868

Total	¥390,523	¥485,847

3. Income taxes:

Release of valuation allowance of deferred tax assets –

During the three months ended December 31, 2015, NTT DOCOMO, INC. (“NTT DOCOMO”) decided to terminate the multimedia broadcasting business for mobile devices on June 30, 2016.

In connection with the termination of the multimedia broadcasting business, NTT concluded that it was more likely than not that the related deferred tax assets will be realized considering the availabilities of the prudent and feasible tax planning strategies in the tax jurisdictions of certain subsidiaries which operate the multimedia broadcasting business.

As a result, the release of valuation allowance for the deferred tax assets in the amount of ¥35,463 million was recorded as an income tax benefit in “Income tax expense (benefit)-Deferred” in the consolidated statements of income for both the nine months and the three months ended December 31, 2015.

4. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2015 and for the nine months ended December 31, 2015 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2014	1,136,697,235	26,650,807
Acquisition of treasury stock under resolution of the board of directors	—	51,413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	35,570
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,998)
Balance at March 31, 2015	1,136,697,235	78,097,606

Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	21,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	48,106
Resale of treasury stock to holders of less-than-one-unit shares	—	(3,472)
Cancellation of treasury stock under resolution of the board of directors	(177,000,000)	(177,000,000)

Balance at December 31, 2015	2,096,394,470	246,849

On May 13, 2014, the board of directors of NTT resolved that NTT would repurchase shares held by untraceable shareholders, as previously announced on September 18, 2013, as treasury stock. Based on this resolution, NTT purchased 413,227 shares of its common stock for ¥2,429 million on May 14, 2014.

On November 7, 2014, the board of directors of NTT resolved that NTT may acquire up to 51 million shares of its outstanding common stock at an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015. Based on this resolution, NTT repurchased 51 million shares of its common stock for a total purchase price of ¥338,117 million between November 2014 and March 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the nine and three months ended December 31, 2014 and 2015 as well as for the previous fiscal year reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT may cancel 177 million shares currently held as treasury stock on November 13, 2015, and as a result of such cancellation conducted on November 13, 2015, additional paid-in capital decreased by ¥6 million, and retained earnings decreased by ¥590,681 million.

Dividends –

Cash dividends paid during the nine months ended December 31, 2015 were as follows:

Resolution	The shareholders’ meeting on June 26, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥95,274 million
Cash dividends per share	¥90
Record date	March 31, 2015
Date of payment	June 29, 2015

Resolution	The board of directors’ meeting on November 6, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥104,908 million
Cash dividends per share*	¥50
Record date	September 30, 2015
Date of payment	December 7, 2015

*	“Cash dividends per share” figure based on the resolution at the board of directors’ meeting on November 6, 2015 reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥8,511,354	¥2,413,452	¥10,924,806
Dividends paid to NTT Shareholders	(199,769)	—	(199,769)
Dividends paid to noncontrolling interests	—	(95,704)	(95,704)
Acquisition of treasury stock	(259,188)	—	(259,188)
Resale of treasury stock	10	—	10
Other equity transactions	18,663	(77,452)	(58,789)
Net income	449,941	147,688	597,629
Other comprehensive income (loss)	57,723	33,261	90,984
Unrealized gain (loss) on securities	38,145	22,268	60,413
Unrealized gain (loss) on derivative instruments	(501)	200	(301)
Foreign currency translation adjustments	22,170	11,254	33,424
Pension liability adjustments	(2,091)	(461)	(2,552)
Balance at December 31, 2014	¥8,578,734	¥2,421,245	¥10,999,979

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9,002)	(595)	(9,597)
Balance at March 31, 2015 (as adjusted)	8,672,858	2,367,355	11,040,213
Dividends paid to NTT Shareholders	(200,182)	—	(200,182)
Dividends paid to noncontrolling interests	—	(105,086)	(105,086)
Acquisition of treasury stock	(93,838)	—	(93,838)
Resale of treasury stock	19	—	19
Other equity transactions	1,440	(11,166)	(9,726)
Net income	604,064	206,190	810,254
Other comprehensive income (loss)	(80,256)	(13,801)	(94,057)
Unrealized gain (loss) on securities	(16,880)	(4,799)	(21,679)
Unrealized gain (loss) on derivative instruments	(2,845)	131	(2,714)
Foreign currency translation adjustments	(61,065)	(9,395)	(70,460)
Pension liability adjustments	534	262	796
Balance at December 31, 2015	¥8,904,105	¥2,443,492	¥11,347,597

Changes in the redeemable noncontrolling interests are not included in the table.

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine and three months ended December 31, 2014 and 2015 were as follows:

For the nine months ended December 31, 2014	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	60,281	616	37,079	39	98,015
Amounts reclassified from accumulated other comprehensive income	132	(917)	(3,453)	(2,591)	(6,829)

Other comprehensive income	60,413	(301)	33,626	(2,552)	91,186

Less – Comprehensive income attributable to noncontrolling interests	22,268	200	11,456	(461)	33,463

Balance at December 31, 2014	¥122,856	¥(6,483)	¥143,009	¥(106,693)	¥152,689

For the nine months ended December 31, 2015	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(9,752)	(2,571)	(70,026)	32	(82,317)
Amounts reclassified from accumulated other comprehensive income	(11,927)	(143)	(263)	764	(11,569)

Other comprehensive income	(21,679)	(2,714)	(70,289)	796	(93,886)

Less – Comprehensive income attributable to noncontrolling interests	(4,799)	131	(9,224)	262	(13,630)

Balance at December 31, 2015	¥117,233	¥(8,008)	¥154,018	¥(84,969)	¥178,274

For the three months ended December 31, 2014	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2014	¥91,547	¥(6,651)	¥87,340	¥(105,351)	¥66,885
Other comprehensive income before reclassification	50,806	(828)	68,741	13	118,732
Amounts reclassified from accumulated other comprehensive income	141	816	—	(1,470)	(513)

Other comprehensive income	50,947	(12)	68,741	(1,457)	118,219

Less – Comprehensive income attributable to noncontrolling interests	19,638	(180)	13,072	(115)	32,415

Balance at December 31, 2014	¥122,856	¥(6,483)	¥143,009	¥(106,693)	¥152,689

For the three months ended December 31, 2015	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2015	¥113,266	¥(6,240)	¥187,956	¥(84,816)	¥210,166
Other comprehensive income before reclassification	13,330	(2,009)	(38,129)	9	(26,799)
Amounts reclassified from accumulated other comprehensive income	(10,853)	144	—	(320)	(11,029)

Other comprehensive income	2,477	(1,865)	(38,129)	(311)	(37,828)

Less – Comprehensive income attributable to noncontrolling interests	(1,490)	(97)	(4,191)	(158)	(5,936)

Balance at December 31, 2015	¥117,233	¥(8,008)	¥154,018	¥(84,969)	¥178,274

Reclassifications out of accumulated other comprehensive income (loss) for the nine and three months ended December 31, 2014 and 2015 were as follows:

For the nine months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2014	2015
Unrealized gain (loss) on securities	¥(11)	¥17,471	Other, net
	77	(5,793)	Income tax benefit (expense)
	(198)	249	Equity in earnings (losses) of affiliated companies

	¥(132)	¥11,927	Net income

Unrealized gain (loss) on derivative instruments	¥1,388	¥252	Other, net
	(498)	(76)	Income tax benefit (expense)
	27	(33)	Equity in earnings (losses) of affiliated companies

	¥917	¥143	Net income

Foreign currency translation adjustments	¥3,453	¥263	Other, net

	¥3,453	¥263	Net income

Pension liability adjustments	¥2,794	¥(1,200)	*
	(203)	436	Income tax benefit (expense)

	¥2,591	¥(764)	Net income

Total	¥6,829	¥11,569	Net income

* Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2014	2015
Unrealized gain (loss) on securities	¥(21)	¥16,122	Other, net
	78	(5,269)	Income tax benefit (expense)
	(198)	—	Equity in earnings (losses) of affiliated companies

	¥(141)	¥10,853	Net income

Unrealized gain (loss) on derivative instruments	¥(1,264)	¥(205)	Other, net
	453	68	Income tax benefit (expense)
	(5)	(7)	Equity in earnings (losses) of affiliated companies

	¥(816)	¥(144)	Net income

Foreign currency translation adjustments	¥—	¥—	Other, net

	¥—	¥—	Net income

Pension liability adjustments	¥1,531	¥212	*
	(61)	108	Income tax benefit (expense)

	¥1,470	¥320	Net income

Total	¥513	¥11,029	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests –

On August 6, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 206,489,675 shares of its outstanding common stock for an amount in total not exceeding ¥350,000 million between August 7, 2014 and September 3, 2014. Based on this resolution, NTT DOCOMO repurchased a total of 181,530,121 of its shares for an aggregate of ¥307,694 million, 176,991,100 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.3%. As a result, “Additional paid-in capital” increased by ¥17,520 million in the consolidated balance sheet as of December 31, 2014.

On October 31, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million between November 1, 2014 and March 31, 2015. Based on this resolution, between November 2014 and December 2014, NTT DOCOMO repurchased a total of 33,746,000 shares of its common stock for an aggregate of ¥62,003 million. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.3% to 65.8% and “Additional paid-in capital” increased by ¥2,787 million in the consolidated balance sheet as of December 31, 2014.

On January 29, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 220 million shares of its outstanding common stock for an amount in total not exceeding ¥500 billion between February 1, 2016 and December 31, 2016.

On February 5, 2016, the board of directors of NTT DOCOMO resolved to launch a tender offer to repurchase up to 137,578,616 shares of its outstanding common stock between February 8, 2016 and March 7, 2016. On the same day, NTT’s board of directors resolved that NTT may participate in the tender offer to sell 117,924,500 shares of its current holdings of NTT DOCOMO’s common stock. If NTT DOCOMO’s stock repurchase results in a change in NTT’s equity stake in NTT DOCOMO, NTT expects to record the transaction as a capital transaction for accounting purposes.

5. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2015 are as follows:

	Millions of yen
	March 31, 2015
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥227,001	¥227,001	¥—	¥—
Foreign equity securities	158,321	158,321	—	—
Domestic debt securities	29,204	202	28,716	286
Foreign debt securities	40,413	11	40,402	—
Derivatives:
Forward exchange contracts	2,537	—	2,537	—
Interest rate swap agreements	1	—	1	—
Currency swap agreements	76,638	—	76,638	—
Currency option agreements	474	—	474	—

Liabilities
Derivatives:
Forward exchange contracts	753	—	753	—
Interest rate swap agreements	3,327	—	3,327	—
Currency swap agreements	777	—	777	—
Currency option agreements	80	—	80	—
Forward contracts	¥145	¥—	¥145	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	December 31, 2015
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥211,087	¥211,087	¥—	¥—
Foreign equity securities	137,063	137,063	—	—
Domestic debt securities	43,219	208	42,837	174
Foreign debt securities	40,010	10	40,000	—
Derivatives:
Forward exchange contracts	2,617	—	2,617	—
Interest rate swap agreements	35	—	35	—
Currency swap agreements	77,599	—	77,599	—
Currency option agreements	46	—	46	—

Liabilities
Derivatives:
Forward exchange contracts	1,143	—	1,143	—
Interest rate swap agreements	3,642	—	3,642	—
Currency swap agreements	5,452	—	5,452	—
Currency option agreements	588	—	588	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements, and forward contracts. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2014 and 2015 were immaterial.

6. Segment information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the nine months ended December 31	2014	2015

Operating revenues:
Regional communications business –
External customers	¥2,232,967	¥2,154,156
Intersegment	346,208	366,079

Total	2,579,175	2,520,235

Long distance and international communications business –
External customers	1,382,470	1,612,558
Intersegment	64,878	62,892

Total	1,447,348	1,675,450

Mobile communications business –
External customers	3,294,675	3,350,876
Intersegment	32,105	32,625

Total	3,326,780	3,383,501

Data communications business –
External customers	995,658	1,076,347
Intersegment	70,789	71,441

Total	1,066,447	1,147,788

Other –
External customers	276,757	301,423
Intersegment	617,325	571,319

Total	894,082	872,742
Elimination	(1,131,305)	(1,104,356)

Consolidated Total	¥8,182,527	¥8,495,360

	Millions of yen
For the three months ended December 31	2014	2015

Operating revenues:
Regional communications business –
External customers	¥747,032	¥713,006
Intersegment	117,715	126,659

Total	864,747	839,665

Long distance and international communications business –
External customers	474,170	555,991
Intersegment	23,193	22,219

Total	497,363	578,210

Mobile communications business –
External customers	1,141,218	1,157,153
Intersegment	12,586	11,320

Total	1,153,804	1,168,473

Data communications business –
External customers	350,248	375,703
Intersegment	20,625	26,372

Total	370,873	402,075

Other –
External customers	96,191	104,549
Intersegment	206,310	200,433

Total	302,501	304,982
Elimination	(380,429)	(387,003)

Consolidated Total	¥2,808,859	¥2,906,402

Segment profit:

	Millions of yen
For the nine months ended December 31	2014	2015

Segment profit:
Regional communications business	¥131,482	¥232,179
Long distance and international communications business	87,954	82,225
Mobile communications business	584,858	683,021
Data communications business	56,715	74,032
Other	40,302	46,164

Total segment profit	901,311	1,117,621
Elimination	9,636	8,961

Consolidated Total	¥910,947	¥1,126,582

	Millions of yen
For the three months ended December 31	2014	2015

Segment profit:
Regional communications business	¥53,214	¥77,568
Long distance and international communications business	31,561	34,625
Mobile communications business	187,061	221,855
Data communications business	29,172	35,847
Other	17,247	18,529

Total segment profit	318,255	388,424
Elimination	1,768	4,694

Consolidated Total	¥320,023	¥393,118

Transfers between operating segments are made at arms-length prices. Operating income is operating revenues less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the nine months ended December 31, 2014 and 2015.

7. Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the nine months ended December 31, 2014 and 2015 were ¥167,339 million and ¥151,621 million, respectively.

Such amounts charged to income for the three months ended December 31, 2014 and 2015 were ¥55,801 million and ¥51,321 million, respectively.

8. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor, are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the nine months ended December 31, 2014 and 2015, and the changes in doubtful accounts for the nine months ended December 31, 2014 and 2015 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	1,812	(375)	(874)	4,971	481	6,015
Charge off	(179)	(969)	(2,264)	(2,004)	—	(5,416)
Recovery	4	62	—	2	—	68
Balance at December 31, 2014	6,324	7,049	1,862	5,960	4,486	25,681
Collectively evaluated for impairment	6,119	2,757	904	5,960	1	15,741
Individually evaluated for impairment	205	4,292	958	—	4,485	9,940

Financing receivables:
Balance at December 31, 2014	965,168	361,474	92,607	292,874	5,066	1,717,189
Collectively evaluated for impairment	964,949	356,781	90,794	292,874	508	1,705,906
Individually evaluated for impairment	¥219	¥4,693	¥1,813	¥—	¥4,558	¥11,283

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(268)	225	208	8,852	(301)	8,716
Charge off	(83)	(1,267)	(253)	(5,903)	—	(7,506)
Recovery	2	44	—	2	—	48
Balance at December 31, 2015	5,309	5,212	916	9,871	4,387	25,695
Collectively evaluated for impairment	5,136	2,154	349	9,871	27	17,537
Individually evaluated for impairment	173	3,058	567	—	4,360	8,158

Financing receivables:
Balance at December 31, 2015	1,027,138	392,712	79,418	322,876	4,829	1,826,973
Collectively evaluated for impairment	1,026,878	389,213	77,928	322,876	391	1,817,286
Individually evaluated for impairment	¥260	¥3,499	¥1,490	¥—	¥4,438	¥9,687

9. Contingent liabilities:

Contingent liabilities at December 31, 2015 composed of loan guarantees and other contingencies amounted to ¥76,893 million.

As of December 31, 2015, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Business combinations:

Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications, a subsidiary of NTT, acquired 86.7% of the outstanding shares of German data center services provider e-shelter for ¥98,113 million. The acquisition is intended to strengthen NTT’s ability to provide global seamless ICT solutions in response to the demand for cloud and data center services in Europe. While NTT’s calculation of the financial impact of the assets acquired and liabilities assumed as of the acquisition date remains ongoing, as the accounting treatment has not yet been completed, NTT has tentatively recorded ¥117,308 million of assets and ¥77,277 million of liabilities, respectively, in the consolidated balance sheets.

11. Subsequent events:

Please see note 4 for details on the resolutions regarding NTT DOCOMO’s authorization of a share repurchase, NTT DOCOMO’s launch of a tender offer and NTT’s participation in NTT DOCOMO’s tender offer.